

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 27, 2012

<u>Via Facsimile</u>
Mr. Ram Mukunda
Chief Executive Officer and President
India Globalization Capital, Inc.
4336 Montgomery Avenue
Bethesda, MD 20814

> **Re:** **India Globalization Capital, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 5, 2012**
> **File No. 333-179902**

Dear Mr. Mukunda:

We have limited our review of your registration statement to those issues that we have addressed in our comments. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information that you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Tell us why you are registering 12,972,532 shares of common stock issuable by India Globalization Capital, Inc. or IGC upon the exercise of warrants since those shares of common stock appear to have been registered in previous registration statements. It appears that you can use Rule 429 of Regulation C of the Securities Act to combine these registration statements. Please also note that the registration statement containing the combined prospectus shall act upon effectiveness as a post-effective amendment to any earlier registration statement whose prospectus has been combined in the latest registration statement. Accordingly, any updates regarding the status of earlier offerings such as the

November 2010 offering should be made in this registration statement rather than a separate post-effective amendment.

Market and Industry Data

2. We note the disclaimer that industry data included in the prospectus and estimates and beliefs based on that data may not be reliable. Since IGC may not disclaim responsibility for information that it has chosen to include in the prospectus, please delete the disclaimer.

Selling Shareholders, page 25

3. In the table, please state the amount of securities owned by each selling shareholder before and after the offering. Further, indicate the nature of any position, office, or other material relationship which each selling shareholder has had within the past three years with IGC or any of its predecessors or affiliates. See Item 507 of Regulation S-K.

4. Describe briefly any continuing relationships of IGC with selling shareholders.

5. State that IGC will file a prospectus supplement to name successors to any named selling shareholders who are able to use the prospectus to resale the securities.

6. We note the disclosure that the exchange shares were acquired by the selling shareholders in IGC's acquisition of HK Ironman on December 30, 2011. File or incorporate by reference as an exhibit the stock purchase agreement related to the acquisition. Further, summarize the material consideration provisions of the stock purchase agreement in a discrete section of the prospectus. Additionally, if the acquisition is deemed a reverse merger by the NYSE Amex stock exchange, disclose that IGC will be required to requalify for listing of its securities on the NYSE Amex stock exchange, and disclose the risks if IGC is unable to meet the NYSE Amex stock exchange listing requirements. We note the disclosures on pages 3, 13, and 15 of the definitive proxy statement filed on December 9, 2011.

7. We note the disclosure that IGC agreed to file this registration statement covering the shares received by the selling shareholders in the acquisition of HK Ironman. File the registration rights agreement as an exhibit to the registration statement, and summarize its principal provisions in the prospectus.

Security Ownership of Certain Beneficial Owners and Management, page 57

8. Disclosure that Mr. Danny Qing Chang is the beneficial owner of 2,000,000 shares of common stock representing 3.8% of the class is inconsistent with disclosure on page 60 of

the definitive proxy statement filed on December 9, 2011 that Mr. Danny Qing Chang is the beneficial owner of 13,120,000 shares of common stock representing 25% of the class. Please reconcile the disclosures.

Recent Sales of Unregistered Securities, page II-5

9. Provide disclosure of the 31,500,000 shares of common stock issued by IGC in the acquisition of HK Ironman. See Item 701 of Regulation S-K.

Exhibit 5.1

10. We note that IGC intends to file by amendment the legal opinion. Allow us sufficient time to review the legal opinion before requesting acceleration of the registration statement's effectiveness.

Closing

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information that the Securities Act and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

        Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their responsibilities under the Securities Act and the Securities Exchange Act as they relate to the proposed public offering of the registered securities.

You may contact Edward M. Kelly at (202) 551-3728 or Craig E. Slivka at (202) 551-3729 with any questions.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: <u>Via Facsimile</u>
        Scott D. Museles, Esq.
        Debbie A. Klis, Esq.
        Shulman, Rogers, Gandal, Pordy & Ecker, P.A.
        12505 Park Potomac Avenue, Suite 600
        Potomac, MD 20854